EXHIBIT 2.1

STOCK PURCHASE AGREEMENT

BY AND BETWEEN

FAMILY LIFE CORPORATION

AND

THE MANHATTAN LIFE INSURANCE COMPANY

Dated as of December 8, 2006

ARTICLE 1 DEFINITIONS		3

1.1	Definitions	3

ARTICLE 2 PURCHASE AND SALE OF SHARES		7

2.1	Closing	7
2.2	Transfer of Shares	7
2.3	Purchase Price	7
2.4	Preliminary Purchase Price Adjustments	7
2.5	Closing Deliveries	9
2.6	Wire Transfers	10

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF SELLER		10

3.1	Corporate Existence and Power	10
3.2	Authority	10
3.3	Governmental Authorization	10
3.4	No Conflict or Violation by Seller	11
3.5	Brokerage and Financial Advisers	11
3.6	Shares	11

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		11

4.1	Corporate Existence and Power	11
4.2	Authority	11
4.3	Governmental Authorization	12
4.4	No Conflict or Violation by Purchaser	12
4.5	Brokerage and Financial Advisers	12
4.6	Investment Intent	12
4.7	Licenses and Franchises	12
4.8	Financial Capability	12

ARTICLE 5 REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY		13

5.1	Corporate Existence and Power	13
5.2	Capitalization	13
5.3	No Conflict or Violation by Company	13
5.4	Permits	13
5.5	Financial Statements	14
5.6	Actions and Proceedings	14
5.7	Compliance with Laws	14
5.8	Regulatory Filings	15
5.9	Labor and Benefit Matters	15
5.10	Tax Returns	15
5.11	Title to Assets	16
5.12	Real Properties, Offices, Etc.	16
5.13	Personal Property	16
5.14	Trademarks and Copyrights	16
5.15	Conduct of Business	16
5.16	Insurance Policies	16
5.17	Bank Accounts, Etc.	16
5.18	Books and Records	16
5.19	Labor Disagreements	17
5.20	Commercial Domicile	17
5.21	Subsidiaries	17
5.22	Affiliate Transactions	17
5.23	Agents	17
5.24	Material Contracts	17

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ARTICLE 6 COVENANTS		18

6.1	Related Transactions	18
6.2	Investigations; Pre-Closing Access	18
6.3	Filings; Other Actions; Notifications	19
6.4	Expenses	20
6.5	Certain Notices	20
6.6	Tax Payments	20
6.7	Updating Schedules	23
6.8	Certain Transactions	23
6.9	Further Assurances	23
6.10	Confidentiality	23
6.11	Non-Competition and Non-Piracy	24
6.12	Preferred Stock	25
6.13	FIC Stock	25
6.14	Pension Plan	25
6.15	Related Transactions	25
6.16	Affiliate Transactions	25
6.17	Examination Reports	25

ARTICLE 7 CONDITIONS TO CLOSING		25

7.1	Conditions to Obligations of Each Party	25
7.2	Conditions to Obligations of Purchaser	26
7.3	Conditions to Obligations of the Seller	26
7.4	Frustrations of Conditions	27

ARTICLE 8 SURVIVAL		27

8.1	Survival	27

ARTICLE 9 INDEMNIFICATION		27

9.1	Obligation to Indemnify	27
9.2	Claims Notice	28
9.3	Procedures for Direct Claims	29
9.4	Indemnification Payments	29
9.5	Limitations on Indemnification Obligations	30
9.6	Exclusivity and Equitable Relief	31

ARTICLE 10 TERMINATION PRIOR TO CLOSING		31

10.1	Termination by Mutual Consent	31
10.2	Termination by Either Seller or Purchaser	31
10.3	Termination by Seller	31
10.4	Termination by Purchaser	31
10.5	Procedure Upon Termination	32
10.6	Effect of Termination; Survival	32

ARTICLE 11 MISCELLANEOUS		32

11.1	Entire Agreement	32
11.2	Waivers and Amendments	33
11.3	Publicity and Confidentiality	33
11.4	Assignment	33
11.5	Notices	33
11.6	Venue and Jurisdiction	34
11.7	Governing Law	34
11.8	Captions	34
11.9	Interpretation	34
11.10	Severability	35
11.11	Counterparts	35
11.12	No Third Party Beneficiaries	35
11.13	Expenses	35
11.14	Date of Execution	35

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STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of December 8, 2006, is entered into by and between FAMILY LIFE CORPORATION (“Seller”), a holding company incorporated under the laws of Washington, and THE MANHATTAN LIFE INSURANCE COMPANY (“Purchaser”), a life insurance company organized under the laws of New York. Certain capitalized terms used herein are defined in Section 1.1.

WHEREAS, Seller owns all of the issued and outstanding shares (the “Shares”) of common stock of Family Life Insurance Company, a Texas domiciled stock insurance company (the “Company”); and

WHEREAS, Purchaser desires to purchase from Seller, and Seller desires to sell to Purchaser, all of the Shares, on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the respective representations, warranties, and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE 1
DEFINITIONS

1.1    Definitions.  The following terms shall have the respective meanings set forth below throughout this Agreement:

“Adjusted Closing Policyholder Surplus” has the meaning set forth in Section 2.4(a).

“Adjusted Closing Policyholder Surplus Statement” has the meaning set forth in Section 2.4(a).

“Affiliate” means, with respect to any Person, at any relevant time, any other Person controlling, controlled by or under common control with such Person.

“Applicable Law” means any domestic or foreign federal, state, or local statute, law, ordinance, or code, or any written rules, regulations, or administrative interpretations issued by any Governmental Authority pursuant to any of the foregoing, and any order, writ, injunction, directive, judgment, or decree of a court of competent jurisdiction applicable to the parties hereto.

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“Arbiter” shall be BDO Seidman, LLP or such other person or entity mutually selected by the parties.

“Basket” has the meaning set forth in Section 9.5(a).

“Business Day” means any day other than a Saturday, Sunday, a day on which banking institutions in the State of New York are permitted or obligated by Applicable Law to be closed, or a day on which the New York Stock Exchange is closed for trading.

“Cap” has the meaning set forth in Section 9.5(a).

“Claims Notice” has the meaning set forth in Section 9.2(a).

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Date” means the five (5) Business Days after the last of the conditions to Closing set forth in this Agreement are satisfied or waived in writing prior; provided, however, that if such date is not a month end, the Closing Date shall be the immediately succeeding month end; and provided further, if such month end is not on a Business Day, the Closing Date shall be the immediately succeeding Business Day; and provided further, that the Closing may occur on such other date as the parties may agree to in writing.

“Closing Purchase Price” has the meaning set forth in Section 2.3.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.

“Company” has the meaning set forth in the first recital of this Agreement.

“Company SAP Statements” have the meanings set forth in Section 5.5.

“Confidential Information” has the meaning set forth in Section 6.10.

“Consent” means any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract or Applicable Law.

“Contract” means any written contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease, or license.

“Control” (including the terms “controlling,” “controlled by,” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise. Except as provided otherwise in this Agreement, control is presumed to exist if any Person, directly or indirectly, owns, controls, or holds with the power to vote ten percent (10%) or more of the voting securities of any other Person, or is entitled by Contract or otherwise to appoint or elect the majority of the board of directors or comparable governing body of any other Person.

Stock Purchase Agreement
Family Life Insurance Company

“Effective Date” has the meaning set forth in Section 11.14.

“Enforceability Exceptions” has the meaning set forth in Section 3.2.

“ERISA” has the meaning set forth in Section 5.9.

“Excluded Taxes” has the meaning set forth in Section 6.6(a).

“FIC Share Dividend” has the meaning set forth in Section 6.13.

“Governmental Authority” means any court, administrative or regulatory agency or commission, or other federal, state, or local governmental authority or instrumentality having jurisdiction over any party hereto.

“Indemnified Party” has the meaning set forth in Section 9.2(a).

“Indemnifying Party” has the meaning set forth in Section 9.2(a).

“IRS” means the United States Internal Revenue Service.

“Knowledge of Purchaser” means the actual knowledge of the Persons set forth on Schedule 1.1(a).

“Knowledge of Seller” means the actual knowledge of the Persons set forth on Schedule 1.1(b).

“Lien” means any claim, charge, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, security interest, or other security arrangement, on or with respect to any asset or property.

“Litigation” means any pending action, cause of action (whether at law or in equity), arbitration, claim or complaint by any Person alleging potential liability, wrongdoing or misdeed of another Person (other than claims for policy benefits in the Ordinary Course of Business), or any administrative or other similar proceeding, criminal prosecution or investigation by any Governmental Authority alleging potential liability, wrongdoing or misdeed of another Person.

“Loss” and “Losses” means all actions, claims, losses, liabilities, damages, costs, expenses (including reasonable attorneys’ fees), interest, and penalties.

“Material Contract” has the meaning set forth in Section 5.24(a).

“Ordinary Course of Business” means the ordinary and usual course of normal operations of the Company through the Effective Date consistent with past practice.

“Permits” means any licenses, permits, orders, approvals, registrations, authorizations, or qualifications of Governmental Authority required under Applicable Law.

“Permitted Lien” means (i) statutory liens for Taxes, assessments or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with Texas SAP, (ii) any minor imperfection of title that does not materially interfere with the present use or continuation of such present use by the Company, (iii) liens or obligations arising in the Ordinary Course of Business securing accrued obligations not yet due and payable and which individually or in the aggregate would not be material to the Company and (iv) purchase money Liens arising in the Ordinary Course of Business and which individually or in the aggregate would not be material to the Company.

Stock Purchase Agreement
Family Life Insurance Company

“Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization, governmental, judicial or regulatory body, business unit, division, or other entity.

“Policies” means all policies or insurance and annuity contracts, together with all related binders, slips and certificates (including applications therefore and all supplements, endorsements, riders and agreements in connection therewith) which have been issued or reinsured by the Company (in accordance with, and as determined by reference to, the Company’s historical practices) before the Effective Date.

“Purchase Price” has the meaning set forth in Section 2.4(d).

“Purchaser” means The Manhattan Life Insurance Company.

“Purchaser Indemnified Parties” has the meaning set forth in Section 9.1(a).

“Purchaser Material Adverse Effect” means an event, change or occurrence that, individually or together with any other event, change or occurrence, has a material adverse effect on (a) the business, properties, assets, liabilities, operations or financial condition of Purchaser considered as a whole, or (b) the ability of Purchaser to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” means Family Life Corporation.

“Seller Indemnified Parties” has the meaning set forth in Section 9.1(b).

“Seller Material Adverse Effect” means an event, change or occurrence that, individually or together with any other event, change or occurrence, has a material adverse effect on (a) the business, properties, assets, liabilities, operations or financial condition of the Company considered as a whole, or (b) the ability of Seller to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, provided, however, that a “Seller Material Adverse Effect” shall not include the effect of any event, change or occurrence arising out of or attributable to an Excluded Matter. “Excluded Matter” means any one or more of the following: (i) the effects of changes that are generally applicable to any segment of the lines insurance industry generally, (ii) the effect of any general economic, political or market conditions, (iii) the effect of any outbreak or escalation of hostilities, earthquakes, war (whether or not declared), acts of terrorism, or national emergency or other national or international calamity or crisis, (iv) the effect of any general suspension of trading in securities or the declaration of a banking moratorium or any suspension of payments on the extension of credit by lending institutions, (v) the effect of any accounting rules or Applicable Law or in the interpretation of any Applicable Law by any Governmental Authority, (vi) the effect of any changes in Texas SAP, (vii) the effect of any changes in prevailing interest rates, (viii) financial or securities market fluctuations or conditions, (ix) any change or effect resulting from the announcement of the pendency of the transactions contemplated herein, and (x) the effects of a force majeure event.

Stock Purchase Agreement
Family Life Insurance Company

“Shares” has the meaning set forth in the first recital to this Agreement.

“Straddle Periods” has the meaning set forth in Section 6.6(a).

“Sub-Basket” has the meaning set forth in Section 9.5(a).

“Survival Period” has the meaning set forth in Section 8.1.

“Taxes” (or “Tax” as the context may require) means all federal, state, county, local, foreign and other taxes (including, without limitation, income, profits, premium, estimated, excise, sales, use, occupancy, gross receipts, franchise, ad valorem, severance, capital levy, production, transfer, withholding, employment and payroll related, and property taxes).

“Texas SAP” means the statutory accounting principles and practices prescribed or permitted by the Insurance Department of the State of Texas, as of the Effective Date.

“Third Party Claim” has the meaning set forth in Section 9.2(a).

ARTICLE 2
PURCHASE AND SALE OF SHARES

2.1    Closing. The Closing shall take place on the Closing Date at 10:00 a.m. local time at the offices of Seller (or such other time and place as Purchaser and Seller may mutually agree in writing). The transactions contemplated hereby shall be deemed to have been consummated and become effective for all purposes as of the Closing Date.

2.2    Transfer of Shares. Subject to the terms and conditions of this Agreement, Purchaser agrees to purchase from Seller, and Seller agrees to sell to Purchaser, all of the Shares for the consideration specified below in this Article 2.

2.3    Closing Purchase Price. Purchaser agrees to pay to Seller Twenty-Eight Million Dollars ($28,000,000) (the “Closing Purchase Price”), subject to adjustment as provided in Section 2.4.

2.4    Post-Closing Purchase Price Adjustments.

(a)    Closing Policyholder Surplus. Within forty-five (45) days following the Closing Date, Purchaser shall deliver to Seller a statement of the Adjusted Closing Policyholder Surplus (the “Adjusted Closing Policyholder Surplus Statement”). “Adjusted Closing Policyholder Surplus” means the policyholder surplus (referenced on line 38 on page 3 of the statutory financial statements) of the Company (plus the interest maintenance reserve and asset valuation reserve which are referenced on line 9.4 and 24.1, respectively, in the statutory financial statements) as of the Closing. The Adjusted Closing Policyholder Surplus shall be prepared in accordance with Texas SAP applied using the same accounting methods, practices, principles, policies, and procedures, with consistent classifications, judgments, and valuation and estimation methodologies that were used in the preparation of the Company’s SAP Statements for the most recent fiscal year-end, as if such Adjusted Closing Policyholder Surplus was as of a fiscal year-end, subject to the methodologies set forth in Schedule 2.4.

Stock Purchase Agreement
Family Life Insurance Company

(b)    Acceptance of Statements; Dispute Procedures. The Adjusted Closing Policyholder Surplus Statement (and the computation of Adjusted Closing Policyholder Surplus indicated thereon) delivered by Purchaser to Seller shall be conclusive and binding upon the parties unless Seller, within thirty (30) days after delivery to Seller of the Adjusted Closing Policyholder Surplus Statement, notifies Purchaser in writing that Seller disputes any of the amounts set forth therein, specifying the nature of the dispute and the basis therefore. The parties shall in good faith attempt to resolve any dispute and, if the parties so resolve all disputes, the Adjusted Closing Policyholder Surplus Statement (and the computation of Adjusted Closing Policyholder Surplus indicated thereon), as amended to the extent necessary to reflect the resolution of the dispute, shall be conclusive and binding on the parties. If the parties do not reach agreement in resolving the dispute within twenty (20) days after notice is given by Seller to Purchaser pursuant to the second preceding sentence, the parties shall submit the dispute to the Arbiter for resolution. Promptly, but no later than twenty (20) days after acceptance of his or her appointment as Arbiter, the Arbiter shall determine (it being understood that in making such determination, the Arbiter shall be functioning as an expert and not as an arbitrator), based solely on written submissions by Purchaser and Seller, and not by independent review, only those issues in dispute and shall render a written report as to the resolution of the dispute and the resulting computation of the Adjusted Closing Policyholder Surplus, which shall be conclusive and binding on the parties. All proceedings conducted by the Arbiter shall take place in Austin, Texas, unless otherwise agreed by the parties. In resolving any disputed item, the Arbiter (x) shall be bound by the provisions of this Section 2.4 and (y) may not assign a value to any item greater than the greatest value for such items claimed by either party or less than the smallest value for such items claimed by either party. The fees, costs, and expenses of the Arbiter shall be allocated to and borne by Purchaser and Seller based on the inverse of the percentage that the Arbiter’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Arbiter. For example, should the items in dispute total in amount to $1,000 and the Arbiter awards $600 in favor of Seller's position, 60% of the costs of its review would be borne by Purchaser and 40% of the costs would be borne by Seller.

(c)    Purchase Price Adjustment. Upon final determination of the Adjusted Closing Policyholder Surplus, as provided in Section 2.4(b) above, the Closing Purchase Price shall be increased or decreased, if at all, as follows:

(i)    The Closing Purchase Price shall be adjusted upward only by the amount by which the final Adjusted Closing Policyholder Surplus exceeds $ 18,500,000.

Stock Purchase Agreement
Family Life Insurance Company

(ii)    The Closing Purchase Price shall be adjusted downward only by the amount by which the amount of the final Adjusted Closing Policyholder Surplus is less than $ 17,500,000.

(d)    Payment. If the amount of any adjustment pursuant to Section 2.4(c) above results in an increase in the Closing Purchase Price, then Purchaser shall, within three (3) Business Days after the Adjusted Closing Policyholder Surplus Statement being deemed final, pay to Seller the amount of such increase by wire transfer of immediately available funds to the account specified by Seller. If the amount of any adjustment pursuant to Section 2.4(c) above results in a decrease in the Closing Purchase Price, then Seller shall, within three (3) Business Days after the Adjusted Closing Policyholder Surplus Statement being deemed final, pay to Purchaser the amount of such decrease by wire transfer of immediately available funds to the account specified by Purchaser. Any payment amount shall bear interest thereon from the Closing Date to the date of payment at the rate equal to the prime rate announced by The Wall Street Journal, Eastern Edition, on the Closing Date. The Closing Purchase Price, as so adjusted by Section 2.4(c), is referred to herein as the “Purchase Price.”

(e)    Interest. For the purposes of Section 2.4, interest will be payable at the “prime” rate, as announced by The Wall Street Journal, Eastern Edition, from time to time to be in effect, calculated based on a 365-day year and the actual number of days elapsed.

2.5    Closing Deliveries.

(a)    At the Closing, Seller shall execute (where appropriate) and deliver to Purchaser the following:

(i)    Certificate(s) representing the Shares, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, bearing or accompanied by all requisite stock transfer stamps, and certificates representing the ownership by the Company.

(ii)    Evidence of receipt of all Consents identified on Schedule 7.2(d).

(iii)    Letters of resignation of all the directors and officers of the Company.

(iv)    Certificates of compliance and good standing issued by the insurance departments of each jurisdiction in which the Company is licensed or authorized to do business and dated no more than thirty (30) days prior to the Closing Date. Seller shall not be required to provide such certificates for any jurisdiction for which counsel for Seller certifies such certificates are unavailable from the respective insurance departments because the insurance department does not issue such certificates with respect to the license status of any insurance company under its jurisdiction.

(v)    Seller shall also have available for delivery to representatives of Purchaser at a mutually agreeable location, all of the books and records of the Company: the original minute books and seals; all portfolio securities, or in the case of portfolio securities on deposit with various insurance departments, stock certificate books and stock record books; and all other original corporate records and documents.

Stock Purchase Agreement
Family Life Insurance Company

(vi)    A certificate complying with the Code certifying that Seller is not a foreign person for purposes of Section 1445 of the Code.

(vii)   Any other deliveries contemplated by Article 7.

(b)    At the Closing, Purchaser shall execute (where appropriate) and deliver to Seller the following:

(i)    The Closing Purchase Price.

(ii)    Evidence of receipt of all Consents identified on Schedule 7.3(d).

(iii)   Any other deliveries contemplated by Article 7.

2.6    Wire Transfers. Any payment of cash required by this Agreement shall be paid to the recipient in immediately available funds, United States Dollars, by means of a wire transfer if the recipient provides to the payer appropriate wire transfer instructions at least one Business Day prior to the required date of payment.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser as follows:

3.1    Corporate Existence and Power. Seller is organized, validly existing and in good standing under the laws of Washington and has all requisite powers required to carry on its business as now conducted.

3.2    Authority. Seller has all requisite power and authority to execute and deliver, and to perform its obligations under this Agreement. The execution and delivery by Seller of this Agreement, and the performance of its obligations under this Agreement, have been duly authorized by all necessary corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller, and, subject to the due execution and delivery by the other parties to this Agreement, this Agreement will, upon due execution and delivery, be the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except (i) as the same may be limited by bankruptcy, insolvency, rehabilitation, receivership, moratorium or other similar laws affecting the enforcement of creditors’ rights and remedies, generally, and (ii) for the limitations imposed by equitable principles of general applicability (whether considered in a proceeding at law or in equity). The foregoing exceptions set forth in clauses (i) and (ii) of this Section 3.2 are hereinafter referred to as the “Enforceability Exceptions.”

3.3    Governmental Authorization. Except as set forth in Schedule 3.3, the execution, delivery, and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby do not require Seller to obtain any material Consent or give any material notice to, any Governmental Authority.

Stock Purchase Agreement
Family Life Insurance Company

3.4    No Conflict or Violation by Seller Except as set forth on Schedule 3.4 hereto, the execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby will not (a) violate any provision of the charter, bylaws or any other organizational document of Seller, (b) violate, conflict with or result in the breach of any of the material terms of, result in any modification of the effect of, otherwise give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both, constitute) a material default under, any Material Contract to which Seller is a party or by which any of its assets or properties may be bound, (c) violate any material order, judgment, injunction, award or decree of any arbitrator or Governmental Authority, or any agreement with, or condition imposed by, any arbitrator or Governmental Authority binding upon Seller in connection with the Company, (d) violate, in any material respect, any agreement with, or condition imposed by, any Governmental Authority specifically upon Seller with respect to the Company, (e)  violate, in any material respect, any Applicable Law, or (f) result in a breach or violation of any of the terms or conditions of, constitute a material default under, or otherwise cause a material impairment or a revocation of, any license or authorization related to the Company.

3.5    Brokerage and Financial Advisers. Except as set forth on Schedule 3.5, no broker, finder, or financial adviser has acted directly or indirectly as such for, or is entitled to any compensation from, Seller in connection with this Agreement or the transactions contemplated hereby.

3.6    Shares. Except as set forth on Schedule 3.6, Seller holds of record and owns beneficially, free and clear of any and all Liens, all of the Shares. Seller is not a party to any option, warrant, purchase right, or other contract or commitment that would require it to sell, transfer, or otherwise dispose of any capital stock of the Company, other than this Agreement. Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any capital stock of the Company. Upon the delivery of and payment for the Shares at the Closing as provided for in this Agreement, Purchaser will acquire good and valid title to all the Shares, free and clear of any Lien other than any Lien created by Purchaser and be the sole shareholder of the Company.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Purchaser represents and warrants to Seller as follows:

4.1    Corporate Existence and Power. Purchaser is organized, validly existing and in good standing under the laws of the State of New York and has all requisite powers required to carry on its business as now conducted.

4.2    Authority. Purchaser has all requisite power and authority to execute and deliver, and to perform its obligations under, this Agreement. The execution and delivery by Purchaser of this Agreement, and the performance of its obligations under this Agreement, have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser, and, subject to the due execution and delivery by the other parties to this Agreement, this Agreement will, upon due execution and delivery, be the valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Enforceability Exceptions.

Stock Purchase Agreement
Family Life Insurance Company

4.3    Governmental Authorization. Except as set forth in Schedule 4.3, the execution, delivery, and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby do not require Purchaser to obtain any material Consent or give any material notice to, any Governmental Authority.

4.4    No Conflict or Violation by Purchaser. Except as set forth on Schedule 4.4, the execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby will not (a) violate any provision of the charter, bylaws or any other organizational document of Purchaser, (b) violate, conflict with or result in the breach of any of the material terms of, result in any modification of the effect of, otherwise give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both, constitute) a material default under, any material contract to which Purchaser is a party or by which any of its assets or properties may be bound,  (c) violate any material order, judgment, injunction, award or decree of any arbitrator or Governmental Authority, or any agreement with, or condition imposed by, any arbitrator or Governmental Authority binding upon Purchaser, (d) violate, in any material respect, any agreement with, or condition imposed by, any Governmental Authority specifically upon Purchaser, (e) subject to the requirements referred to in Section 4.3 hereof, violate, in any material respect, any Applicable Law, or (f) result in a breach or violation of any of the terms or conditions of, constitute a material default under, or otherwise cause a material impairment or a revocation of, any license or authorization related to Purchaser.

4.5    Brokerage and Financial Advisers. Purchaser will pay any broker, finder, or financial adviser that has acted directly or indirectly as such for, or is entitled to any compensation from, Purchaser in connection with this Agreement or the transactions contemplated hereby.

4.6    Investment Intent. Purchaser is purchasing the Shares solely for investment, and not with a view to resale in connection with any distribution, within the meaning of the Securities Act or other Applicable Law, of the Shares. Purchaser hereby acknowledges that the Shares have not been registered pursuant to the Securities Act and may not be transferred in the absence of such registration or an exemption therefrom under the Securities Act.

4.7    Licenses and Franchises. Purchaser has all licenses and authorizations necessary to perform its obligations under this Agreement. All such licenses and authorizations are valid and in full force and effect and Purchaser is not operating under any formal or informal agreement or understanding with any Governmental Authority that restricts its authority to do business or requires Purchaser to take, or refrain from taking, any action. No violations exist in respect of any such license or authorization and no investigation or proceeding is pending or, to the Knowledge of Purchaser, threatened, that would be reasonably likely to result in the suspension, revocation or material limitation or restriction of any such license or authorization.

4.8    Financial Capability. Purchaser (i) has, and at the Closing will have, sufficient funds available to pay the Closing Purchase Price and any expenses incurred by Purchaser in connection with the transactions contemplated by this Agreement, (ii) has, and at the Closing will have, the resources and capabilities (financial or otherwise) to perform its obligations hereunder, and (iii) has not incurred any material obligation, commitment, restriction, or Liability of any kind, which would materially impair or adversely affect such resources and capabilities.

Stock Purchase Agreement
Family Life Insurance Company

ARTICLE 5
REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY

Seller hereby represents and warrants to Purchaser as follows:

5.1    Corporate Existence and Power. Company is organized, validly existing and in good standing under the laws of the State of Texas and has all requisite powers required to carry on its business as now conducted.

5.2    Capitalization. The authorized capital stock of the Company consists of 500,000 shares of common stock, par value $10 per share, of which 250,000 shares are issued and outstanding as of the Effective Date and 225,000 shares of preferred stock, par value $15 per share, of which 202,564 shares are issued and outstanding as of the Effective Date. The 250,000 shares of common stock will be issued and outstanding as of the Closing Date. All outstanding shares of preferred stock will be recapitalized by exchange into common stock prior to the Closing Date. All of the issued and outstanding shares of capital stock of the Company have been duly authorized, are validly issued, fully paid, and non-assessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Company to issue, sell, or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciations, phantom stocks, profit participations, or similar rights with respect to the Company.

5.3    No Conflict or Violation by the Company. Except as set forth on Schedule 5.3, the execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby will not (a) violate any provision of the charter, bylaws or any other organizational document of the Company, (b) violate, conflict with or result in the breach of any of the material terms of, result in any material modification of the effect of, otherwise give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both, constitute) a material default under, any Material Contract, (c) violate any material order, judgment, injunction, award or decree of any arbitrator or Governmental Authority, or any material agreement with, or material condition imposed by, any arbitrator or Governmental Authority binding upon the Company, (d) violate, in any material respect, any agreement with, or condition imposed by, any Governmental Authority specifically upon Company, (e) subject to the requirements referred to in Section 3.3 hereof, violate, in any material respect, any Applicable Law, or (f) result in a breach or violation of any of the terms or conditions of, constitute a material default under, or otherwise cause a material impairment or a revocation of, any license or authorization related to the Company.

5.4    Permits. Schedule 5.4 hereto identifies all material Permits issued to the Company. Except as identified on Schedule 5.4 hereto, all such Permits are in full force and effect except where the absence of which would not reasonably be expected to interfere materially with the operation of the Company. No orders, agreements, or understandings between the Company and any Government Authority materially restrict the ability of the Company to conduct the business for which it is licensed and, to the Knowledge of the Seller, no violations exist in respect of any such material license or authorization and no investigation or proceeding is pending or, to the Knowledge of Seller, threatened, that would be reasonably likely to result in the non-renewal, suspension, revocation or material limitation, or material restriction of any such license or authorization.

Stock Purchase Agreement
Family Life Insurance Company

5.5    Financial Statements.

(a)    Seller has made available to Purchaser true, complete, and correct copies of the audited Statutory Basis Financial Statements of the Company at and for the years ended December 31, 2005 and 2004. Except as set forth therein or in the notes thereto, these financial statements present fairly, in all material respects, the admitted assets, liabilities and capital and surplus, results of operations and cash flows of the Company as of the respective dates and for the respective periods covered thereby in accordance with Texas SAP (and as more fully described in Note 1 to those financial statements), applied on a consistent basis throughout the periods indicated, except as otherwise noted therein.

(b)    Seller has made available to Purchaser true, complete, and correct copies of (i) the Annual Statement of the Company as filed with the Insurance Department of the State of Texas at and for the year ended December 31, 2005, together with all exhibits and schedules thereto and (ii) the Quarterly Statements of the Company as filed with the Insurance Department of the State of Texas at and for the nine month period ended September 30, 2006 (the statements described in (i) and (ii) are collectively referred to as, the “Company SAP Statements”). Except as set forth in Note 2 to the audited Statutory Basis Financial Statements of the Company described above or on Schedule 5.5, the Company SAP Statements present fairly, in all material respects, the admitted assets, liabilities and capital and surplus for the Company at the respective dates thereof, and the summary of operations as of the respective dates and for the respective periods covered thereby in accordance with Texas SAP (and as more fully described in Note 1 to Company SAP Statements and Note 1 to the audited Statutory Basis Financial Statements of the Company described above), applied on a consistent basis throughout the periods indicated, except as otherwise noted therein.

5.6    Actions and Proceedings. Except as set forth on Schedule 5.6, there (a) are no outstanding orders, decrees, judgments, agreements, or understandings by or with any Governmental Authority before which the Company was a party that, individually or in the aggregate, would have a Seller Material Adverse Effect, or (b) is no Litigation pending or, to the Knowledge of Seller, threatened against the Company at law or in equity, or before or by any Governmental Authority or before any arbitrator of any kind which, individually or in the aggregate, would have a Seller Material Adverse Effect.

5.7    Compliance with Laws. Except as set forth on Schedule 5.7, to the Knowledge of Seller, the Company is in compliance with all Applicable Laws. Neither Seller nor the Company has received any written notice alleging any violation of any such Applicable Law by the Company or any Person providing services to the Company.

Stock Purchase Agreement
Family Life Insurance Company

5.8    Regulatory Filings. Except as identified on Schedule 5.8, the Company has filed all material reports, statements, documents, registrations, filings or submissions required to be filed by such them with any Governmental Authority. All such registrations, filings, and submissions were in compliance in all material respects with Applicable Law when filed or as amended or supplemented, and, to the Knowledge of Seller, no material deficiencies have been asserted by any Governmental Authority with respect to such registrations, filings, or submissions that have not been satisfied.

5.9    Labor and Benefits Matters. The Company does not have any employees. There are no pending charges or complaints against the Company involving any federal, state, or local civil rights enforcement agency or court; complaints or citations under the Occupational Safety and Health Act or any state or local occupational safety act or regulation; or unfair labor practice charges or complaints with the National Labor Relations Board. The Company will not be, as of Closing, a sponsoring employer of any “employee welfare benefit plan” or “employee pension benefit plan,” as those terms are defined in Sections 3(1) and 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

5.10   Tax Returns. Except as set forth in Schedule 5.10:

(a)    The Company has been or will be included in the consolidated federal income Tax returns filed by Seller's parent for all open tax years ending before or on the Closing Date. The Company has paid or there has been paid on its behalf all federal income Taxes of the Company that are due (to the extent not provided for on the Company’s SAP Balance Sheets prepared as of the Closing Date).

(b)    The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax payment, assessment, deficiency, or collection that is still pending (other than pursuant to extensions of time to file Tax returns in the Ordinary Course of Business).

(c)    The Company has never received written notice of any audit or of any proposed deficiencies from the Internal Revenue Service (the “IRS”) or any other taxing authority concerning any Tax liability of the Company (other than audits or deficiencies which have been resolved).

(d)    The Company has no liability for Taxes of any other Person under Treasury Regulations § 1.1502-6 (or any similar provision of foreign, state or local law) other than with respect to any consolidated, combined or unitary Tax group of which it currently is a member.

(e)    The Company has not agreed to make any adjustment under Section 481(a) or Section 807(f) of the Code.

(f)    The Company is not a party to any contract, agreement, plan or arrangement covering any employee or former employee thereof, that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code.

Stock Purchase Agreement
Family Life Insurance Company

  (g)    Seller is not a “foreign person” within the meaning of Section 1445 of the Code and Treasury Regulations Section 1.1445-2.

5.11   Title to Assets. Except as set forth on Schedule 5.11, the Company has good and marketable title to all of its non-leased assets and properties, including, without limitation, all of the assets listed on its balance sheet for the period ended June 30, 2006 (except property sold or otherwise disposed of since that date in the Ordinary Course of Business) and none of such assets or properties is subject to Liens other than the Permitted Liens.

5.12   Real Properties, Offices, Etc. The Company does not own any real property or have a leasehold interest in any real property. The Company neither uses nor occupies any office other than its current place of business.

5.13   Personal Property. Except for books and records of Company and as set forth in Schedule 5.13, Company does not own, lease, or use any tangible personal property.

5.14   Trademarks and Copyrights. Except as set forth on Schedule 5.14, the Company does not own any trademarks, trade names, or copyrights. There is no claim pending or, to the Knowledge of Seller, threatened against the Company with respect to alleged material infringement of any trademark or trade name owned by another, nor, to the Knowledge of Seller, does the operation of the Company in the manner in which it has heretofore operated give rise to any such action for or allegation of infringement.

5.15   Conduct of Business. Except as set forth in Schedule 5.15, since January 1, 2006, there has not been any material, adverse change in the financial condition, assets, or liabilities of the Company (other than changes in the Ordinary Course of Business) which would have a Seller Material Adverse Effect.

5.16   Insurance Policies. Except as set forth in Schedule 5.16, the Company is, and will be until but not after the Closing Date, insured under various liability, theft, fidelity, life, and fire insurance policies purchased by Company, or Seller's parent, for the Company’s benefit and for the benefit of Seller and other Affiliates of Seller. Such policies are in amounts that are deemed to be adequate by the Company and Seller, all such policies are in full force and effect until the Closing Date, and Seller is not in default under any of them (except where the failure to be in full force and effect would not reasonably be expected to be material). To the Knowledge of Seller, there is no condition that would be a basis for termination or limitation or denial of coverage under the insurance policies before the Closing Date.

5.17   Bank Accounts, Etc. Schedule 5.17 sets forth a correct and complete list of each bank account, safe deposit box, brokerage account, trust account, depository account, or other custodial account of the Company, the number of each such account or box, and the name of all persons authorized to draw thereon or to have access thereto. At Closing, Seller will deliver to Purchaser copies of all material records, including all signature, and authorization cards pertaining to such accounts.

5.18   Books and Records. The minute books, stock certificate books, and stock record books of Company are true and complete, in all material respects, and the signatures therein are the true signatures of the persons purporting to have signed them.

Stock Purchase Agreement
Family Life Insurance Company

5.19   Labor Disagreements. The Company never has experienced any material work stoppage due to labor disagreements.

5.20   Commercial Domicile. The Company is not commercially domiciled in any state.

5.21   Subsidiaries. Schedule 5.21 lists the name of each subsidiary of the Company.

5.22   Affiliate Transactions. Schedule 5.22 lists all Contracts between the Company and any of its Affiliates, including a description of the agreement or transaction, and the date of approval or acceptance by the Governmental Authority, if required by law.

5.23   Agents. Schedule 5.23 contains a complete and correct list of all insurance agencies and agents authorized to write insurance on behalf of the Company as of the date shown on such list. To the Knowledge of Seller, all such agencies, agents, and counselors are duly licensed with the insurance regulatory authority of the state or jurisdiction in which such agency, agent, or counselor writes insurance on behalf of the Company. Schedule 5.23 contains (i) the standard form of agency agreement (including commission schedule), (ii) the standard form of contingent commission agreement and (iii) a list of all agents who have agency or commission agreements, the material terms of which vary from such standard agreement and the material non-standard terms thereof. All such agency or commission agreements are cancelable upon no more than 180 days’ notice, unless otherwise required by Applicable Law to keep such agreement in force. Except as set forth on Schedule 5.23, to the Knowledge of Seller, no agent, broker or counselor of the Company, (i) has entered into any lease or other Contract (other than contracts of insurance) which bind or purports to bind the Company or (ii) is in arrears with respect to premium remittances more than ninety (90) days from the end of the accounting month in which the premium was billed (as shown by the most recent “90 day list” which has been prepared in the Ordinary Course of Business). To the Knowledge of Seller, no agent, broker, or counselor of the Company has committed any act or omission that could result in any liability to the Company other than acts lawfully taken by such agents, brokers, or counselors in compliance with agreements between such persons and the Company.

5.24   Material Contracts.

(a)    Schedule 5.24(a) sets forth all of the following Contracts to which the Company is a party or by which it is bound (collectively, the “Material Contracts”):

(i)    Contracts with the Company or any current officer or director of the Company (other than Contracts made in the Ordinary Course of Business on terms generally available to similarly situated non-affiliated parties).

(ii)   Contracts for the sale of any of the assets of the Company other than in the Ordinary Course of Business, for consideration in excess of $10,000.

(iii)   Contracts relating to any acquisition to be made by the Company of any operating business or the capital stock of any other Person, in each case for consideration in excess of $10,000.

Stock Purchase Agreement
Family Life Insurance Company

(iv)   Contracts relating to the incurrence of indebtedness, or the making of any loans, in each case involving amounts in excess of $10,000.

(v)    Contracts that involve the expenditure of more than $10,000 in the aggregate.

(b)    Except as set forth on Schedule 5.24(b), the Company has not received any written notice of any material default or event that with notice or lapse of time, or both, would constitute a material default by the Company under any Material Contract. Except as set forth on Schedule 5.24(b), the execution and performance of this Agreement will not result in a material breach of any such contract or require the consent of any party to such Material Contract.

(c)    There are no material contracts not reduced to writing and signed by the parties thereto.

ARTICLE 6
COVENANTS

6.1    Related Transactions. Prior to the Closing except (i) as set forth on Schedule 6.1, (ii) as required by Applicable Law, (iii) as otherwise contemplated by this Agreement, or (iv) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), Seller shall cause the Company to:

(a)    Not to enter into, engage in, or become a party, directly or indirectly, to any transaction (other than in the Ordinary Course of Business).

(b)    Not enter into any contract of employment with, or materially increase the compensation paid or payable to, or enter into any new agreement with, any officer, director, employee, or agent or become committed to pay, or pay, any material bonuses, profit sharing, or other special compensation to any person or agent.

(c)    Operate its business in the Ordinary Course of Business, including the preparation of financial statements in the manner described in Section 5.5.

(d)    Comply with, in all material respects, all material Applicable Laws and to maintain its books and records, in all material respects, in the Ordinary Course of Business.

(e)    Not take any of the actions prohibited in this Section 6.1.

6.2    Investigations; Pre-Closing Access.

(a)    Prior to the earlier of the Closing Date or termination of this Agreement, Purchaser shall be entitled, through its employees and representatives, to make such investigation of the assets and liabilities, business and operations of the Company, and such examination of the related books and records of the Company, as Purchaser may reasonably request. Any such investigation or examination shall be conducted at reasonable times upon reasonable prior notice.

Stock Purchase Agreement
Family Life Insurance Company

(b)    Prior to the earlier of the Closing Date or termination of this Agreement, Seller shall be entitled, through its employees and representatives, to make such investigation of the assets, liabilities, business and operations of Purchaser as Seller may reasonably request. Any such investigation or examination shall be conducted at reasonable times upon reasonable prior notice.

(c)    Notwithstanding any other provisions of this Section 6.2, the parties shall cooperate in implementing the provisions of this Section 6.2 in good faith with the objective of not preventing or interfering with Seller's ability to comply with Section 6.1.

6.3    Filings; Other Actions; Notifications.

(a)    Seller and Purchaser shall cooperate and use good faith efforts to promptly obtain all Consents, and to promptly give and make all notices and filings with any Governmental Authorities necessary to authorize, approve or permit the consummation of the transactions contemplated by this Agreement and the other agreements contemplated hereby and thereby, including, without limitation, the Consents identified on Schedules 3.3 and 4.3. Purchaser shall file a Form A with the Texas Department of Insurance and any other required filings to seek approval of the acquisition of the Control of the Company within fifteen (15) Business Days after the Effective Date. Seller shall use its commercially reasonable efforts to obtain promptly, and Purchaser will cooperate with Seller in promptly obtaining, all other Consents to the transactions contemplated by this Agreement, including the items identified on Schedule 3.3 hereto. Purchaser shall use its commercially reasonable efforts to obtain promptly, and Seller will cooperate with Purchaser in promptly obtaining, all other Consents to the transactions contemplated by this Agreement, including the items identified on Schedule 4.3 hereto. Seller and Purchaser will each furnish to the other such reasonable information and assistance as the other may reasonably request in connection with its preparation of necessary filings or submissions to any Governmental Authority.

(b)    The parties hereto agree that they will cooperate with each other with respect to the obtaining of all Consents of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement and each party will keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated herein. The form of any filings, registrations or notifications required to be made by any party shall be subject to the prior approval of the other party or parties hereto, which approval shall not be unreasonably withheld or delayed, except that no party shall be obligated to share confidential or proprietary information with the other parties in connection with such filings. With respect to the Form A required under (a) above, Purchaser shall allow Seller three (3) Business Days to review the form. The party responsible for a filing as set forth above shall promptly deliver to the other party evidence of the filing of all filings, registrations and notifications relating thereto and any supplement, amendment or item of additional information in connection therewith (excluding confidential and proprietary information). The party responsible for a filing shall also promptly deliver to the other party a copy of each material notice, order, opinion and other item of correspondence received by such filing party from any Governmental Authority in respect of any such filings. In exercising the foregoing rights and obligations, Seller and Purchaser shall act reasonably and as promptly as practicable. Seller and Purchaser shall promptly advise each other upon receiving any communication from any Governmental Authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any required regulatory approval will not be obtained or that the receipt of any such approval will be materially delayed.

Stock Purchase Agreement
Family Life Insurance Company

6.4    Expenses. Except as otherwise specifically provided in this Agreement, the parties to this Agreement shall bear their respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, including all fees and expenses of agents, representatives, counsel, investment bankers, actuaries and accountants.

6.5    Certain Notices. From the Effective Date through Closing Date, (a) Seller shall notify Purchaser promptly of any event, condition or circumstance, to the Knowledge of Seller, occurring from the Effective Date through the Closing Date that would constitute, or is reasonably likely to constitute (with notice or lapse of time or both), a material violation or breach of this Agreement by Seller, and (b) Purchaser shall notify Seller promptly of any event, condition or circumstance, to the Knowledge of Purchaser, occurring from the Effective Date through the Closing Date that would constitute, or is reasonably likely to constitute (with notice or lapse of time or both), a material violation or breach of this Agreement by Purchaser

6.6    Tax Payments.

(a)    The Tax benefits and burdens of the Company for taxable periods ending on or prior to the Closing Date shall be for the account of Seller; and the Tax benefits and burdens of the Company for the periods beginning after the Closing Date shall be for the account of Purchaser, provided that the Tax benefits or burdens for periods that include (but do not end on) the Closing Date (“Straddle Periods”) shall be allocated between Seller and Purchaser based on the principles in this Section 6.6. Seller shall pay or cause to be paid to the relevant taxing authorities, or shall reimburse or indemnify Purchaser and its Affiliates for, and shall hold Purchaser and its Affiliates harmless from and against, (i) any liability for Taxes of the Company or any “affiliated group” (as defined in the Code) of which the Company is or has been a member, or chargeable as a Lien upon the assets of the Company, that is attributable to any period or a portion thereof ending on or prior to the Closing Date, and (ii) any Tax of any Person for which the Company may be held liable pursuant to Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law) or for which the Company may be liable as a transferee, successor, indemnitor or guarantor, by contract or otherwise that is attributable to any period or portion thereof ending on or prior to the Closing Date; provided, however, that Seller shall not be liable for and shall not indemnify Purchaser and its Affiliates against any liability for Taxes resulting from transactions or actions taken on the Closing Date by the Company after the effective time of the Closing that are outside the ordinary course of business (other than transactions or actions contemplated by this Agreement) (Taxes described in this proviso are referred to hereinafter as “Excluded Taxes”). For purposes of this Section 6.6, any liability attributable to a Straddle Period shall be apportioned between the portion of such period ending on or prior to the Closing Date and the portion beginning after the Closing Date (1) in the case of real and personal property and ad valorem Taxes, by apportioning such Taxes on a per diem basis and (2) in the case of all other Taxes, on a closing of the books basis, provided that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be apportioned on a per diem basis. For the avoidance of doubt, all management or transaction bonuses, severance payments, transaction fees and expenses, interest payments and deductible financing costs and other expenses accrued or paid by the Company on or prior to the Closing Date shall be treated as incurred in the taxable period ending on the Closing Date or the pre-Closing portion of the Straddle Period, as appropriate.

Stock Purchase Agreement
Family Life Insurance Company

(b)    Purchaser shall pay or cause to be paid to the relevant taxing authorities, or shall reimburse or indemnify Seller for, and shall hold Seller harmless from and against, any liability for Taxes of the Company or chargeable as a Lien upon the assets of the Company that is attributable to any period or a portion thereof ending after the Closing Date.

(i)    After the Closing, Purchaser shall prepare and timely file, or cause to be prepared and timely filed, with the relevant taxing authorities all Tax returns of the Company due after the Closing Date, taking into account any extensions or waivers with respect thereto, provided that Seller shall prepare and Seller or the Company, as applicable, shall timely file any Tax returns of the Company for all taxable periods ending on or before the Closing Date and all Straddle Periods. Purchaser shall provide such assistance to Seller as Seller shall reasonably request in preparing such Tax returns, including, without limitation, providing Seller and its designated representatives with access to all related books, records, personnel, and systems.

(ii)    Any refunds of Taxes paid with respect to Tax periods or portions thereof ending on or before the Closing Date that are received by Purchaser or the Company, and any such amounts credited against Tax to which Purchaser or the Company becomes entitled, shall be for the account of Seller, and Purchaser shall pay over to Seller any such refund or the amount of any such credit within ten (10) Business Days after receipt of any such refund or the filing of a Tax return reflecting any such credit.

(iii)   Except as required by Applicable Law, without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed), neither Purchaser, the Company nor any of their Affiliates shall file any amended Tax return of the Company with respect to, or carry back any Tax attribute of the Company to, any taxable period ending on or before the Closing Date.

(c)    All sales or transfer taxes, including without limitation sales or gross receipts taxes, use taxes, document recording fees, securities transfer taxes, property transfer taxes, or motor vehicle excise taxes, arising out of or in connection with the consummation of the transactions contemplated hereby, if any, shall be paid by Purchaser.

(d)    Following the Closing Date, Seller shall be furnished by Purchaser or the Company, as the case may be, with powers of attorney, or any other document or authorization necessary or appropriate, to enable Seller to control the conduct of all stages of any audit or other administrative or judicial proceeding with respect to Taxes of the Company that are reportable on any consolidated, combined or unitary Tax return that included Seller and any of its Affiliates, or are with respect to any Tax period ending on or prior to the Closing Date or are with respect to Straddle Periods. Purchaser shall control the conduct of all other audits or administrative or judicial proceedings with respect to Taxes of the Company for any Tax period or portion thereof. Subject to such control:

Stock Purchase Agreement
Family Life Insurance Company

(i)    With respect to any audit or other proceeding that it controls, Seller: (1) shall give prompt notice to Purchaser of any Tax adjustment proposed in writing pursuant to any audit or other proceeding controlled by Seller with respect to the assets or activities of the Company, (2) upon Purchaser’s reasonable request shall discuss with Purchaser and Purchaser’s Tax advisors the position that Seller intends to take regarding any issue concerning such assets or activities, and (3) shall not, and shall not permit any of its Affiliates to, enter into any settlement or agreement in compromise of any proposed adjustment that purports to bind, and would have a material adverse impact on, Purchaser or the Company with respect to any Tax period ending after the Closing Date without the express written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.

(ii)    With respect to any audit or other proceeding that it controls, Purchaser: (1) shall give prompt notice to Seller of the commencement of any audit or other proceeding which could give rise to a claim for payment against Seller under this Agreement; (2) shall afford Seller and its Tax advisors a reasonable opportunity to participate in the conduct of any administrative or judicial proceeding regarding a proposed adjustment described in clause (1) above including, without limitation, the right to participate in conferences with taxing authorities and submit pertinent material in support of Seller’s position; and (3) shall not, and shall not permit any of its Affiliates to, accept any proposed adjustment or enter into any settlement or agreement in compromise that would result in a claim for indemnification against Seller pursuant to this Agreement without Seller’s express written consent which shall not be unreasonably withheld, conditioned or delayed.

(iii)   Purchaser, the Company and Seller shall cooperate fully, as to and to the extent reasonably requested by the other party and at the requesting party’s expense, in connection with the filing of all Tax returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The parties agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any Tax period beginning before the Closing Date until the expiration of the applicable statute of limitations of such respective Tax period, and to abide by all record retention agreements entered into with any taxing authority.

(iv)   In the event of a conflict between any provision of this Section 6.6(e), on the one hand, and the provisions of Section 9.2, on the other hand, the provisions of this Section 6.6(e) shall control.

(e)    Any Tax allocation or sharing contract that, prior to the Closing Date, may have been entered into between the Company on the one hand, and Seller or any Affiliate thereof on the other hand, shall terminate with respect to the Company as of the Closing Date. Except as provided in this Section 6.6, the Company shall have no claim against Seller or any Affiliate thereof, and Seller and any Affiliate thereof shall have no claim against any of the Company for any amount that might be payable to or by, as the case may be, the Company with respect to Taxes.

Stock Purchase Agreement
Family Life Insurance Company

6.7    Updating Schedules. In connection with the Closing, Purchaser and Seller will promptly supplement or amend the various disclosure Schedules to this Agreement to reflect any matter that, if existing, occurring or known on the Effective Date, should have been so disclosed or that is necessary to correct any information in such Schedules that was or has been rendered inaccurate thereby.

6.8    Certain Transactions. From the date of this Agreement through the earlier of the Closing Date or termination of this Agreement, neither Seller nor any of its Affiliates, officers, employees, representatives or agents will, directly or indirectly, solicit, encourage or initiate any negotiations or discussions with, or provide any information to, or otherwise cooperate in any other manner with, any Person or group (other than Purchaser and its Affiliates and representatives) concerning any direct or indirect sale or other disposition of the Company.

6.9    Further Assurances.  On and after the Closing Date, Seller (as reasonably requested from time to time by Purchaser), and Purchaser (as reasonably requested from time to time by Seller) shall (i) take all reasonably appropriate action and execute any additional documents, instruments or conveyances of any kind (not containing additional representations and warranties) that may be reasonably necessary to carry out any of the provisions of this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.

6.10   Confidentiality.

(a)    Each party hereto will hold, and will cause their respective directors, officers, shareholders, employees, Affiliates, agents, representatives, advisors and consultants (including, without limitation, attorneys, investment bankers, actuarial consultants and independent public accountants) to hold, in strict confidence the Confidential Information (as defined herein) from any other Person unless:

(i)    a party is compelled to disclose the Confidential Information by judicial or administrative process (including without limitation in connection with obtaining the necessary approvals of this Agreement and transactions contemplated hereby and thereby by Governmental Authorities) or by other requirements of Applicable Law; provided, however, that if, in the course of any legal or administrative proceedings or as otherwise required by Applicable Law or a Governmental Authority, either party is requested or required to disclose Confidential Information, such party will, prior to any disclosure and within two (2) calendar days, notify the other party in writing and provide the other party with copies of any such written request or demand so that the other party may seek a protective order or other appropriate remedy or waive in writing the provisions of this Section 6.10 to the extent necessary (provided that one or the other be done). The parties shall cooperate with each other to obtain a protective order or other reliable assurance that confidential treatment will be afforded to designated portions of the Confidential Information. If no protective order or other remedy is obtained and the other party has not waived compliance with this Section 6.10, if such party is of the opinion (based on advise of its counsel) that it is legally required to disclose Confidential Information under Applicable Law, such party may do so without liability to the other party, except that disclosure of Confidential Information shall be limited to the information actually required to be disclosed pursuant to Applicable Law.

Stock Purchase Agreement
Family Life Insurance Company

(ii)    the Confidential Information is disclosed in an action or proceeding brought by a party hereto in pursuit of its rights or in the exercise of its remedies hereunder.

(b)    For purposes of Section 6.10(a), “Confidential Information” is defined as all documents and information concerning the other party or any of its Affiliates furnished to such party by the other party or such other party’s representatives in connection with this Agreement or the transactions contemplated hereby, except that Confidential Information shall not include documents or information that can be shown to have (i) been already in the possession of the party, provided that such information is not known by such party to be subject to another confidentiality agreement with or other obligation of secrecy to the other party or another party; or (ii) become generally available to the public (other than as a result of a disclosure by the party) or become available to the party on a non-confidential basis from a source other than the other party or its directors, officers, shareholders, employees, Affiliates, agents, representatives, advisors or consultants, provided that such source is not known, after due inquiry, to be bound by a confidentiality agreement with or other obligation of secrecy to the other party or another party; provided, however, that following the Closing the foregoing restrictions will not apply to Purchaser’s use of documents and information concerning the Company furnished by Seller hereunder.

6.11   Non-Competition and Non-Piracy.

(a)    Seller agrees that, from and after the Closing Date:

(i)    For a period of five (5) years from the Closing, neither Seller nor any of its Affiliates shall, directly or indirectly, compete with the Company for the accounts of any person who was a customer of the Company immediately prior to the Closing, of the transactions that are the subject of this Agreement. The term “compete” shall include, but not be limited to, canvassing, soliciting, or accepting any insurance, directly or indirectly, or on behalf of any other insurance agent or insurance agency, from any active account of the Company. Neither Seller nor any of its Affiliates shall provide information to Affiliates of Seller or insurance agents regarding the accounts of any person who was a customer of the Company immediately prior to the Closing.

(ii)    The parties recognize that after Closing some policyholders of the Company (who were policyholders of the Company immediately prior to the Closing) may be inadvertently rewritten by agents of Affiliates after the Closing; however, should the number of such policyholders rewritten after the Closing exceed fifty (50) in any calendar year, Seller shall pay the Company two hundred fifty dollars ($250) for each such policy rewritten in excess of fifty (50).

Stock Purchase Agreement
Family Life Insurance Company

(iii)    The parties agree that in the event of a breach of this Section 6.11, in addition to any other remedies available to Purchaser, Purchaser may seek injunctive relief to enforce its rights hereunder.

(b)    Purchaser agrees, from and after the Closing Date and through the first anniversary of the Closing, not to solicit on behalf of Purchaser or any affiliate of Purchaser (including the Company) any currently producing agents of the Family Sales Division of Investors Life Insurance Company of North America, who are listed on Schedule 6.11(b).

6.12   Preferred Stock. Seller shall cause the Company to recapitalize all issued and outstanding preferred stock into common stock prior to Closing without Liability or obligation to the Company.

6.13   FIC Stock. Seller shall cause the Company to dividend out of the Company prior to Closing 324,320 shares of Financial Industries Corporation stock (the “FIC Share Dividend”).

6.14   Pension Plan. Prior to Closing, Seller shall cause the Company to transfer all liability of the Company under its defined benefit pension plan, or any other employee benefit plan, and all assets currently held in trust for such plans and $610,177 in cash to Seller, or an Affiliate of Seller,.

6.15   Related Transactions. The parties shall execute, or cause to be executed, a coinsurance agreement and an administrative services agreement between Purchaser and Investors Life Insurance Company of North America in the form attached as Schedule 6.15.

6.16   Affiliate Transactions. Except as set forth on Schedule 6.16, Seller agrees to terminate all Contracts between the Company and any of its Affiliates without liability or further obligation of the Company.

6.17   Examination Reports. Seller will cause the Company to deliver to Purchaser the market conduct and tri-annual financial reports during the past three years reflecting the result of the examination of the affairs of the Company by any applicable Governmental Authority, including all material correspondence, memoranda, and other documents relating to the current examination being conducted by the Texas Department of Insurance.

ARTICLE 7
CONDITIONS TO CLOSING

7.1    Conditions to Obligations of Each Party. The respective obligations of each party to consummate the transactions contemplated hereby are not subject to an effective injunction, writ, preliminary restraining order or any order of any nature issued by a court of competent jurisdiction, directing that the transactions provided for herein not be consummated as herein provided.

Stock Purchase Agreement
Family Life Insurance Company

7.2    Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated hereby are subject to the fulfillment prior to or at Closing of the following conditions, unless waived by Purchaser in writing:

(a)    All of the covenants and obligations that Seller is required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been duly performed and complied with in all material respects.

(b)    Each of Seller’s representations and warranties contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (except as to any representation or warranty that specifically relates to an earlier date), provided that no breaches of representations and warranties shall be deemed to excuse Purchaser’s obligations to consummate the transactions contemplated hereby unless, individually or in the aggregate, such breaches would result in a Seller Material Adverse Effect (ignoring, for this purpose, any materiality or material adverse effect qualifications to such representations and warranties).

(c)    Purchaser shall have received a certificate signed by a duly elected officer of Seller to the effect that the foregoing conditions have been satisfied.

(d)    All Consents identified on Schedule 7.2(d) hereto shall have been obtained.

(e)    Seller shall have delivered to Purchaser: (a) a copy of the resolutions (in form and substance reasonably satisfactory to Purchaser) duly adopted by the board of directors of Seller authorizing the execution, delivery and performance of the Agreement by Seller, certified by the Secretary or an Assistant Secretary of Seller and (b) certificates of the Secretary or an Assistant Secretary as to the incumbency and signatures of the officers of Seller executing the Agreement.

(f)    Purchaser shall have received the closing deliveries listed in Section 2.5(a) hereof.

7.3    Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated hereby are subject to the fulfillment prior to or at Closing of the following conditions, unless waived by Purchaser in writing:

(a)    All of the covenants and obligations that Purchaser is required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been duly performed and complied with in all material respects.

(b)    Purchaser’s representations and warranties contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (except as to any representation or warranty that specifically relates to an earlier date), provided that no breaches of representations and warranties shall be deemed to excuse Seller’s obligations to consummate the transactions contemplated hereby unless, individually or in the aggregate, such breaches would result in a Purchaser Material Adverse Effect (ignoring, for this purpose, any materiality or material adverse effect qualifications to such representations and warranties).

Stock Purchase Agreement
Family Life Insurance Company

(c)    Seller shall have received a certificate signed by a duly elected officer of Purchaser to the effect that the foregoing conditions have been satisfied.

(d)    All Consents identified on Schedule 7.3(d) hereto shall have been obtained.

(e)    Purchaser shall have delivered to Seller: (a) a copy of the resolutions duly adopted by the board of directors of Purchaser authorizing the execution, delivery and performance of the Agreement by Purchaser, certified by the Secretary or an Assistant Secretary of Purchaser and (b) certificates (in form and substance reasonably satisfactory to Seller) of the Secretary or an Assistant Secretary as to the incumbency and signatures of the officers of Purchaser executing the Agreement.

(f)    Seller shall have received the closing deliveries listed in Section 2.5(b) hereof.

7.4    Frustration of Conditions. None of the Company, Purchaser, or Seller may rely on the failure of any condition set forth in Sections 7.1, 7.2, or 7.3, as the case may be, if such failure was caused by such party's failure to comply with any provision of this Agreement.

ARTICLE 8
SURVIVAL

8.1    Survival. All representations, warranties, covenants and agreements made or undertaken by the parties in this Agreement shall survive the Closing; provided, however, that (i) all covenants and agreements of the parties contained in this Agreement shall survive until fully performed or fulfilled, unless and to the extent only that non-compliance with such covenants or agreements is waived by both Seller and Purchaser and (ii) all such representations and warranties shall terminate and expire eighteen (18) months after the Closing Date (the “Survival Period”), except with respect to matters as to which a Claims Notice shall have been given conforming to the requirements of Section 9.2 or 9.3 by a party hereto prior to the termination of the Survival Period.

ARTICLE 9
INDEMNIFICATION

9.1    Obligation to Indemnify.

(a)    Subject to the limitations on survivability set forth in Article 8 and to the limitations set forth in this Article 9, Seller agrees to indemnify, defend and hold harmless Purchaser and its directors, officers, employees, agents, representatives and Affiliates (collectively, the “Purchaser Indemnified Parties”) from and against all Losses (as hereinafter defined) imposed upon or incurred by any Purchaser Indemnified Party arising, in whole or in part, from: (i) any breach of or inaccuracy in the representations and warranties made by Seller contained in Article 3 or Article 5 hereof, unless Purchaser knew or had reason to know of any breach or inaccuracy prior to Closing; and (ii) any breach, non-fulfillment or default in the performance of any of the covenants and agreements of Seller contained in this Agreement.

Stock Purchase Agreement
Family Life Insurance Company

(b)    Subject to the limitations on survivability set forth in Article 8 and to the limitations set forth in this Article 9, Purchaser agrees to indemnify, defend and hold harmless Seller and its directors, officers, employees, agents, representatives and Affiliates (collectively, the “Seller Indemnified Parties”) from and against all Losses imposed upon or incurred by any Seller Indemnified Party arising, in whole or in part, from: (i) any breach of or inaccuracy in the representations and warranties made by Purchaser contained in Article 4 hereof, unless Seller knew or had reason to know of any breach or inaccuracy prior to Closing; (ii) any breach, non-fulfillment or default in the performance of any of the covenants and agreements of Purchaser contained in this Agreement; and (iii) Excluded Taxes.

9.2   Claims Notice.

(a)    In the event that either Purchaser or Seller wishes to assert a claim for indemnification hereunder (including, but not limited to, claims arising from a claim or demand made, or an action, proceeding or investigation instituted, by any Person not a party to this Agreement that may result in a Loss for which indemnification is claimed under this Article 9) (a “Third Party Claim”), such party seeking indemnification (the “Indemnified Party”) shall give written notice (a “Claims Notice”) to the other party (the “Indemnifying Party”). Such Claims Notice shall be delivered to the Indemnifying Party as promptly as practicable (but in any event, no later than ten (10) calendar days after receiving notice or becoming aware of such claim), specifying in detail the facts constituting the basis for, and the amount of, the claim asserted. The failure by any Indemnified Party so to notify the Indemnifying Party shall relieve any Indemnifying Party from its indemnification obligations to the extent such failure or other actions taken by the Indemnified Party in response to such claim shall materially and actually prejudice an Indemnifying Party. Such Claims Notices must be received prior to the expiration of the Survival Period.

(b)    Subject to the provisions of Section 9.2(c), upon receipt of a Claims Notice the Indemnifying Party shall at any time have the right to assume the defense and control of the Third Party Claim. In the event the Indemnifying Party exercises such rights, the Indemnified Party shall have the right, but not the obligation, to participate reasonably in (but not control) the defense of the Third Party Claim with its own counsel and at its own expense. If the Indemnifying Party elects to negotiate, settle or assume the defense of a Third Party Claim, the Indemnifying Party shall within ten (10) days notify the Indemnified Party of its intent to do so and select counsel and shall take all steps reasonably deemed necessary by the Indemnifying Party in the defense, negotiation or settlement of such Third Party Claim. If the Indemnifying Party elects not to defend against or negotiate, settle, or otherwise deal with any Third Party Claim that relates to any Losses indemnified against hereunder, the Indemnified Party may defend against, negotiate, settle, or otherwise deal with such Third Party Claim.  The Indemnified Party shall, and shall cause each of its directors, officers, employees, agents, representatives, Affiliates and permitted assigns to, cooperate fully with the Indemnifying Party in the defense of any Third Party Claim defended by the Indemnifying Party, which cooperation shall include, without limitation, designating a person to whom the Indemnifying Party may direct notices and other communications, using commercially reasonable efforts to make witnesses available, and providing records and documents to the extent such witnesses, records and documents are relevant to the Third Party Claim.

Stock Purchase Agreement
Family Life Insurance Company

(c)    The Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim as to which the Indemnifying Party has assumed the defense in accordance with the terms of Section 9.2(b), without the consent of any Indemnified Party, but only to the extent that such settlement or entry of judgment (i) provides solely for the payment of money by the Indemnifying Party, or (ii) provides a complete release of, or dismissal with prejudice of claims against, the Indemnified Party from all matters that were asserted in connection with such claims. Except as provided in the foregoing sentence, settlement or consent to entry of judgment shall require the prior approval of the Indemnified Party, such approval not to be unreasonably withheld, conditioned, or delayed. If requested by the Indemnifying Party, the Indemnified Party will cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim, or, if appropriate and related to the Third Party Claim in question, in making any counterclaim or cross-complaint against any Person (other than the Indemnified Party or its directors, officers, employees, agents, representatives, Affiliates, successors and permitted assigns). Unless and until the Indemnifying Party elects to defend the Third Party Claim, the Indemnified Party shall have the right, at its option and at the Indemnifying Party’s expense, to do so in such manner as it reasonably deems appropriate; provided, however, that the Indemnified Party shall not settle or compromise any Third Party Claim for which it seeks indemnification hereunder without the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld). Notwithstanding the above, if a settlement offer solely for money damages is made by the applicable third party claimant, and the Indemnifying Party notifies the Indemnified Party in writing of the Indemnifying Party’s willingness to accept the settlement offer and, subject to the applicable limitations of Sections 9.4 and 9.5, pay the amount called for by such offer, and the Indemnified Party declines to accept such offer, the Indemnified Party may continue to contest such Third Party Claim, free of any participation by the Indemnifying Party, and the amount of any ultimate liability with respect to such Third Party Claim that the Indemnifying Party has an obligation to pay hereunder shall be limited to the lesser of (A) the amount of the settlement offer that the Indemnified Party declined to accept or (B) the aggregate Losses of the Indemnified Party with respect to such Third Party Claim.

9.3    Procedures for Direct Claims. In the event any Indemnified Party shall have a claim for indemnity against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver written notice of such claim to the Indemnifying Party as promptly as practicable but in any event within thirty (30) calendar days of receiving notice of or becoming aware of such claim, specifying in detail the facts constituting the basis for, and the amount of, the claim asserted. The failure by any Indemnified Party to provide such notice to the Indemnifying Party shall relieve the Indemnifying Party from its indemnification obligations, it being understood that written notices for claims for indemnification hereunder must in any event be received and delivered prior to the expiration of the Survival Period.

9.4    Indemnification Payments.

(a)    Any payment required to be made under this Article 9 or Section 6.6 shall be made by wire transfer of immediately available funds to such account or accounts as the Indemnified Party shall designate to the Indemnifying Party in writing; provided, that, such payments shall be made, without duplication or double-counting, only to Purchaser or Seller, respectively. Each Indemnified Party shall be obligated to use its reasonable good faith efforts to mitigate to the extent reasonably practicable the amount of any Losses for which it is entitled to seek indemnification hereunder.

Stock Purchase Agreement
Family Life Insurance Company

(b)    Upon making any indemnification payment, the Indemnifying Party will, to the extent of such payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the Loss to which the payment relates; provided, however, that until the Indemnified Party recovers full payment of its Loss, any and all claims of the Indemnifying Party against any such third party on account of said payment are hereby made expressly subordinated and subjected in right of payment to the Indemnified Party’s rights against such third party. Without limiting the generality of any other provision hereof, each such Indemnified Party and Indemnifying Party will duly execute upon request all instruments reasonably necessary to evidence and perfect the above-described subrogation and subordination rights.

(c)    The amount of any Losses sustained by an Indemnified Party and owed by an Indemnifying Party shall be reduced by any amount received by such Indemnified Party with respect thereto under any insurance or reinsurance coverage or from any other party alleged to be responsible therefore. The Indemnified Party shall use commercially reasonable efforts to collect any amounts available under such insurance or reinsurance coverage and from such other party alleged to have responsibility. If the Indemnified Party receives an amount under insurance or reinsurance coverage or from such other party with respect to Losses sustained at any time subsequent to any indemnification actually paid pursuant to this Article 9, then, subject to the immediately preceding sentence, such Indemnified Party shall promptly reimburse the applicable Indemnifying Party for any such indemnification payment made by such Indemnifying Party up to the actual amount so received by the Indemnified Party.

(d)    Any indemnification payments recoverable by an Indemnified Party pursuant to this Article 9 or Section 6.6 shall be net of any Tax benefits to such Indemnified Party as a result of the Loss as to which the payment is made. All indemnification payments under this Article 9 or Section 6.6 shall be deemed adjustments to the Purchase Price.

9.5    Limitations on Indemnification Obligations.

(a)    Notwithstanding the provisions of Article 8 and this Article 9, neither the Purchaser nor the Seller shall have any indemnification obligation for Losses under Section 6.6, 9.1(a) or 9.1(b) (i) for any individual item, or group of items arising out of the same event, where the Loss relating thereto is less than $10,000 (the “Sub-Basket”) and (ii) in respect of each individual item, or group of items arising out of the same event, where the Loss relating thereto is equal to or greater than the Sub-Basket, unless the aggregate amount of all such Losses exceeds $420,000 (the “Basket”), and then only to the extent of such excess. In no event shall the total aggregate dollar amount of all such Losses indemnified by Seller exceed $8,400,000 (the “Cap”).

(b)    In no event shall any party be entitled to consequential, special, indirect, punitive, exemplary, or other similar damages.

Stock Purchase Agreement
Family Life Insurance Company

(c)    In no event shall any party be liable for Losses suffered after the end of the Survival Period.

(d)    Purchaser shall not make any claim for indemnification under this Article 9 or Section 6.6 in respect of any matter that is taken into account in the calculation of the Adjusted Closing Policyholder Surplus.

9.6    Exclusivity and Equitable Relief. Subject to the right to enforce the indemnities provided for in this Article 9 and to Section 9.6 hereof, the indemnities provided for in this Article 9 shall be the exclusive remedies of the parties hereto and their respective officers, directors, employees, agents and Affiliates for any breach of or inaccuracy in any representation or warranty or any breach, non-fulfillment or default in the performance of any of the covenants or agreements contained in this Agreement and the parties shall not be entitled to a rescission of this Agreement or to any further indemnification rights or claims of any nature whatsoever in respect thereof (including, without limitation, any common law rights of contribution), all of which the parties hereto hereby waive.

ARTICLE 10
TERMINATION PRIOR TO CLOSING

10.1    Termination by Mutual Consent. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date by mutual written consent of Seller and Purchaser.

10.2    Termination by Either Seller or Purchaser.  This Agreement may be terminated and the transactions contemplated hereby may be abandoned by either Seller or Purchaser if (i)  the Closing shall not have occurred by March 31, 2007 (the “Termination Date”); or (ii) any order, judgment, injunction, award or decree permanently restraining, enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement shall become final and non-appealable; provided, that the right to terminate this Agreement pursuant to clause (i) above shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have primarily contributed to the failure of the transactions contemplated by this Agreement to be consummated.

10.3    Termination by Seller. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing Date by Seller if there has been a material breach by Purchaser of any representation, warranty, covenant or agreement contained in this Agreement that, together with all such breaches, would prevent any of the conditions set forth in Article 7 from being satisfied (other than by waiver) and that is not curable or, if curable, is not cured within thirty (30) Business Days after written notice of such breach is given by Seller to Purchaser.

10.4    Termination by Purchaser. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing Date by Purchaser if there has been a material breach by Seller of any representation, warranty, covenant or agreement contained in this Agreement that, together with all such breaches, would prevent any of the conditions set forth in Article 7 from being satisfied (other than by waiver) and that is not curable or, if curable, is not cured within thirty (30) Business Days after written notice of such breach is given by Purchaser to Seller.

Stock Purchase Agreement
Family Life Insurance Company

10.5    Procedure upon Termination. In the event of termination of this Agreement and the abandonment of the transactions by Purchaser or Seller, or both, pursuant to this Article 10, such party shall give written notice to the other party, and this Agreement shall terminate, and the purchase of the Shares hereunder shall be abandoned, without further action by Purchaser or Seller.

10.6    Effect of Termination; Survival. In the event of termination of this Agreement and the abandonment of the transactions pursuant to this Article 10, this Agreement shall become void and of no effect with no liability on the part of any party hereto (or of any of its respective Affiliates or representatives); provided, however, in the event of such a termination because of any willful breach (a) the breaching party shall be liable to the other party for all actual damages arising directly from such breach, including but not limited to, reasonable consultant and attorneys’ fees and expenses, and (b) the obligations arising under Sections 6.4, 6.10, 11.3, 11.6, and 11.7 shall remain in full force and effect. In no event shall any party be entitled to consequential, special, indirect, punitive exemplary or other similar damages including, but not limited to, damages for lost profits, diminution of value or future revenue, following a termination of this Agreement.

ARTICLE 11
MISCELLANEOUS

11.1    Entire Agreement. This Agreement (including the other agreements contemplated hereby and thereby, the Exhibits and the Schedules hereto and thereto) contains the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto. This Agreement, the Schedules, Exhibits and the attachments to it, and the other documents and certificates delivered pursuant hereto, set forth the entire understanding of Purchaser and Seller and supersede all prior agreements, arrangements and communications, whether oral or written, between Purchaser and Seller with respect to the subject matter hereof. Without limiting the generality of the foregoing sentence, the only representations and warranties made by the parties hereto with respect to the subject matter hereof are the representations and warranties contained in this Agreement and Schedules hereto. By way of example but not limitation, no statements, information, projections, financial or other data relating to the Company and the Business (including any opinion, information, projections or advice that may have been provided to Purchaser by any director, officer, employee, agent, consultant or representative of the Company or Seller or any of their respective Affiliates) shall constitute either a representation or warranty of Seller or give rise to any liability or obligation on the part of Seller. Any matter that is disclosed in any Schedule or Exhibit is deemed to have been disclosed for the purposes of all relevant provisions of this Agreement. The inclusion of any item in the Schedules is not evidence of the materiality of such item for the purposes of this Agreement or evidence that such item was required to be disclosed therein. Any matter or item disclosed on one Schedule shall be deemed to have been disclosed on each other Schedule. Captions appearing in this Agreement are for convenience of reference only and shall not be deemed to explain, limit or amplify the provisions hereof.

Stock Purchase Agreement
Family Life Insurance Company

11.2    Waivers and Amendments. This Agreement may be amended, superseded, canceled, renewed, or extended, and the terms hereof may be waived, only by a written instrument signed by both parties or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party on exercising any right, power or privilege hereunder shall operate as a waiver thereof, or shall any waiver on the part of any party of any right, power or privilege, or any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

11.3    Publicity and Confidentiality.

  (a)    Except as may otherwise be required by Applicable Law, no release or announcement concerning this Agreement or the transactions contemplated hereby or thereby shall be made without the prior written approval of the other party, which approval shall not be unreasonably withheld or delayed; provided, however, that, to the extent required by Applicable Law, the party intending to make such release shall use its commercially reasonable efforts consistent with Applicable Law to consult with the other parties with respect to the text thereof. The parties hereto shall cooperate with each other in making any release or announcement.

   (b)    In addition and subject to the covenants and limitations contained in Section 6.10 hereof, the parties agree that, other than as agreed or as required to implement the transactions contemplated hereby or as a result of releases or announcements made in accordance with subsection (a) above, the parties will keep confidential the terms and conditions of this Agreement, including, without limitation, the Schedules hereto and thereto, except as otherwise required by Applicable Law or court or judicial process (including, without limitation, pursuant to any federal or state securities laws or the rules of any stock exchange or self-regulatory organization or pursuant to any legal, regulatory or legislative proceedings).

11.4    Assignment.  Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any party hereto (whether by operation of law or otherwise), in whole or in part, without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

11.5    Notices. All notices or other communications that are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by certified mail postage pre-paid, or by courier or overnight carrier, to the Persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed given when delivered (if by hand or by courier), when transmitted (if sent by confirmed facsimile transmission), three (3) Business Days after the date of deposit in the United States mail (if mailed), and one (1) Business Day after the date of deposit with an overnight courier (if sent by overnight courier), as follows:

Seller:	Family Life Corporation
6500 River Place Blvd., Bldg. 1
Austin, TX 78714
Attention: Michael P. Hydanus, President
Fax: (512) 404-5129

With copy to counsel	Weil, Gotshal & Manges LLP
(which shall not	200 Crescent Ct., Suite 300
constitute notice):	Dallas, TX 75201
Attention: Michael A. Saslaw
Fax: (214) 746-7777
Purchaser:	The Manhattan Life Insurance Company
2727 Allen Pkwy, Suite 500
Houston, TX 77019
Attention: Dan George, President
Fax: (713) 821-6462
With copy to counsel	Long, Burner, Parks & DeLargy, P.C.
(which shall not	P.O. Box 2212
constitute notice):	Austin, TX 78768-2212
Attention: Burnie Burner
Fax: (512) 322-0301

Stock Purchase Agreement
Family Life Insurance Company

11.6    Venue and Jurisdiction. Seller and Purchaser hereby irrevocably submit to the exclusive jurisdiction of any county, state, or federal court of general and competent jurisdiction located within the State of Texas with respect to any legal action or proceeding arising out of or connected with this Agreement.

11.7    Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

11.8    Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. All references herein to Articles, Sections, and Schedules shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.

11.9    Interpretation.

  (a)    For purposes of this Agreement, the words “hereof,” “herein,” “hereby,” and other words of similar import refer to this Agreement as a whole unless otherwise indicated. Whenever the singular is used herein, the same shall include the plural, and whenever the plural is used herein, the same shall include the singular, where appropriate. All dollar references in this Agreement are to the currency of the United States.

  (b)    No uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the drafter. The parties acknowledge and agree that this Agreement has been reviewed, negotiated and accepted by all parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as to fairly accomplish the purposes and intentions of all parties hereto.

Stock Purchase Agreement
Family Life Insurance Company

11.10   Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only as broad as is enforceable.

11.11   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the parties hereto.

11.12   No Third Party Beneficiaries. Nothing in this Agreement is intended or shall be construed to give any Person, other than the parties hereto, their successors and permitted assigns, any legal or equitable right, remedy, or claim under or in respect of this Agreement or any provision contained herein or therein.

11.13   Expenses. Except as otherwise expressly stated herein, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses. All negotiations relative to this Agreement and the transaction contemplated hereby have been carried out by the parties without the intervention of any person on their respective behalf (except legal and financial advisors engaged and compensated solely by such party) in such manner as to not give rise to any valid claim by any person against the other party for a finder’s fee, brokerage commission or similar payment.

11.14   Date of Execution. This Agreement shall be deemed to be executed on the latest date that each and every party hereto shall have signed this Agreement or a counterpart hereof which shall be known as the “Effective Date” of this Agreement.

11.15   Access to Records. Purchaser agrees that it shall preserve and keep the records held by it relating to the business of the Company for a period of seven (7) years from the Closing Date and shall make such records and personnel available to Seller as may be reasonably required by Seller in connection with, among other things, any insurance claims by, legal proceedings against or governmental investigations of, Seller or any of its Affiliates or in order to enable Seller to comply with its obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby. In the event Purchaser wishes to destroy any such records within seven (7) years of the Closing Date, Purchaser shall first give ninety (90) days’ prior written notice to Seller and Seller shall have the right at its option and expense, upon prior written notice given to Purchaser within that ninety (90) day period, to take possession or make copies of the records.

Stock Purchase Agreement
Family Life Insurance Company

IN WITNESS WHEREOF, the parties have executed this Agreement.

FAMILY LIFE CORPORATION

Date:	By:	/s/Michael P. Hydanus
Michael P. Hydanus, President

THE MANHATTAN LIFE INSURANCE COMPANY

Date:	By:	/s/Daniel J. George
Daniel J. George, President

Stock Purchase Agreement
Family Life Insurance Company

The schedules to this agreement have been omitted.  FIC will furnish supplementally a copy of any omitted schedule to the Commission upon request.

Stock Purchase Agreement
Family Life Insurance Company